Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2008, relating to the consolidated financial statements and financial statement schedule of Wisconsin Public Service Corporation and subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), and the effectiveness of Wisconsin Public Service Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Wisconsin Public Service Corporation for the year ended December 31, 2007, and the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, WI
May 22, 2008